Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces Completion of Reorganization of
Holdings of OPC’s Operations in Israel Pursuant to Agreement with Veridis Power Plants Ltd.

Singapore, January 10, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that the transactions contemplated by the agreement with Veridis Power Plants Ltd. (“Veridis”) to reorganize the holdings of OPC’s operations in Israel (the “Reorganization”) was completed on January 9, 2023.

Prior to the Reorganization, Veridis held a 20% interest in OPC’s subsidiaries OPC Rotem Ltd. and AGS Rotem Ltd. (together, “Rotem”) and OPC held the remaining 80%.

As part of the Reorganization, OPC formed a new subsidiary, OPC Holdings Israel Ltd. (“OPC Holdings Israel”), to hold and operate all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel.

Also pursuant to the Reorganization, OPC transferred to OPC Holdings Israel, among other things, its 80% interest in Rotem, its interest in Gnrgy Ltd., as well other operations in Israel including OPC-Hadera, Tzomet, Sorek, energy generation facilities on consumers’ premises and virtual electricity supply activities, and Veridis transferred its 20% interests in Rotem to OPC Holdings Israel. In addition, Veridis invested NIS 425 million (approximately $125 million) in cash in OPC Holdings Israel, of which NIS 400 million (approximately $118 million) was used by Rotem to repay a portion of the shareholders’ loans provided to Rotem in 2021 by OPC and Veridis.

Following completion of the Reorganization, OPC holds 80%, and Veridis holds the remaining 20%, of OPC Holdings Israel, which holds 100% of Rotem and the other business activities in the energy and electricity generation and supply sectors in Israel transferred by OPC.

Pursuant to the agreement, OPC and Veridis also entered into a shareholders’ agreement to regulate the relationship between OPC and Veridis in OPC Holdings Israel. For more information on the shareholders’ agreement, see Kenon’s report on Form 6-K furnished to the SEC on May 9, 2022.